December 17, 2014

By Electronic Submission

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    AK Steel Holding Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-13696

Dear Mr. Cash:

We have received your comment letter dated December 5, 2014.

In your letter you request a response from the Company within ten business days from the date of your letter (i.e., by Friday, December 19, 2014) or an indication from the Company as to when we intend to provide you with a response.

We are in the process of preparing a response to your letter. Pursuant to our recent call with Mr. Ernest Greene, Staff Accountant, and Mr. George K. Schuler, Mining Engineer, by this letter we respectfully request an extension to respond on or before January 16, 2015, in order to give us sufficient time to gather and review the information needed to respond to your questions.

Please feel free to contact me at (513) 425-2659, or David C. Horn, Executive Vice President, Chief Legal and Administrative Officer and Secretary, at (513) 425-2690, if you would like to discuss this request. We appreciate your consideration.

Very truly yours,

/s/ Joseph C. Alter
Joseph C. Alter
Vice President, General Counsel and Chief Compliance Officer

cc:     David C. Horn
Roger K. Newport
Gregory A. Hoffbauer